

Mail Stop 3720

November 23, 2015

Steve L. Childers
Chief Financial Officer
Consolidated Communications Holdings, Inc.
121 South 17th Street
Mattoon, Illinois 61938

        Re: **Consolidated Communications Holdings, Inc.**
                  Form 10-K for Fiscal Year Ended December 31, 2014
                  Filed March 2, 2015
                  File No. 0-51446

Dear Mr. Childers:

We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Property, Plant and Equipment, page F-9

1.   We note that "Network and outside plant facilities" appear to be at least 38% of your total assets and you depreciate them over 3 - 50 years. Since network and outside plant facility depreciation is significant to your consolidated statement of income, please consider disclosing more detail regarding the depreciation period for each type of significant asset(s). For example, it is not clear what portion of these assets is amortized over 50 versus 3 years.

<u>4. Investments, page F-19</u>

2.   We note that your investment income represents a significant portion of your income before income taxes. You disclosed on page 6 that your investment income consists of five cellular partnerships accounted for under the equity method. Further we note that you have included the financial statements of two of those partnerships in accordance with Rule 3-09 of Regulation S-X. It appears to us that other investees might be significant at the 20% level. Please provide us with the composition of the investment income line item for all periods presented. Also please provide us the significant test calculation for Pennsylvania RSA No. 6 (I) Limited Partnership for all periods presented.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Ivette Leon, Assistant Chief Accountant at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications